<u>**Virtual Immersive Educational Worlds, Inc.**</u>

FINANCIAL STATEMENTS

**FOR THE YEARS ENDED
DECEMBER 31, 2018 & 2017**

**MHK LLP
Los Angeles, California**

Virtual Immersive Educational World, Inc.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2018 & 2017

CONTENTS

MHK, LLP

Certified Public Accountants

Nam Sik Moon, CPA
Yoon J. Hwang, CPA
Won Hee Kim, CPA

Independent Accountant's Review Report

To the board of Directors:
Virtual Immersive Educational Worlds, Inc.
Provo, Utah

We have reviewed the accompanying financial statements of Virtual Immersive Educational Worlds, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

3400 W. 6th St., Suite 303, Los Angeles, CA 90020 • Tel: 213.747.7870 Fax: 213.402.6779

MHK, LLP

Certified Public Accountants

Nam Sik Moon, CPA
Yoon J. Hwang, CPA
Won Hee Kim, CPA

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

MHK LLP

MHK LLP

Los Angeles, California

March 6, 2019

3400 W. 6th St., Suite 303, Los Angeles, CA 90020 • Tel: 213.747.7870 Fax: 213.402.6779

Vertual Immersive Educational Worlds, Inc.

BALANCE SHEETS
AS OF DECEMBER 31, 2018 & 2017

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents - Note 2, 3	$ 11,013	$ 55,983
Total Current Assets	11,013	55,983
Furniture and Equipment - Net- Note 2, 4	386	1,158
TOTAL ASSETS	$ 11,399	$ 57,141
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Credit Card Payable	$ 31,367	$ 45,961
Total Current Liabilities	31,367	45,961
Long-Term Debts - Note 5	-	2,934,102
Total Liabilities	31,367	2,980,063
Shareholders' Equity		
Capital Stock	4,476	4,476
Additional Paid In Capital - Note 6 & 7	3,940,785	100,631
Retained Earnings (Accumulated deficits)	(3,965,229)	(3,028,029)
Total Shareholders' Equity	(19,968)	(2,922,922)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,399	$ 57,141

Vertual Immersive Educational Worlds, Inc.

STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	Common Shares	Additional Paid in Capital	Retained Earnings (Acculmulated Deficits)	Total
Balance at January 1, 2017	$ 4,476	$ 100,631	$ (2,132,684)	$ (2,027,577)
Prior Period Adjustment				
Net loss			(895,345)	(895,345)
Dividend declared				-
Conversion from loan from shareholders				-
Balance at December 31, 2017	$ 4,476	$ 100,631	$ (3,028,029)	$ (2,922,922)
Balance at January 1, 2018	$ 4,476	$ 100,631	$ (3,028,029)	$ (2,922,922)
Prior Period Adjustment			9,071	$ 9,071
Net loss			(946,270)	(946,270)
Dividend declared				-
Conversion from loan from shareholders		3,840,154		-
Balance at December 31, 2018	$ 4,476	$ 3,940,785	$ (3,965,229)	$ (19,968)

Vertual Immersive Educational Worlds, Inc.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	2018	2017
REVENUES:		
Sales - Note 2	$ 164,036	$ 39,619
TOTAL REVENUES	164,036	39,619
EXPENSES:		
Advertising and Promotion	266,556	85,199
Bank Service Charges	2,748	1,959
Charitible Contribution	-	1,200
Computer and Internet	13,778	12,337
Contract Labor	571,456	632,435
Depreciation and Amortization	772	772
Dues and Supscriptions	-	2,109
Education and Training	-	3,535
Legal and Professional	18,743	5,720
Meals and Entertainment	1,573	560
Merchant Service Fees	38,732	-
Miscellaneous	-	1,846
Office Supplies	1,281	850
Permits and Licenses	849	745
Postage and Delivery	807	103
Quality Assurance	2,712	1,080
Rent Expenses	-	4,200
Software Development	4,943	15,475
Taxes	199	110
Telephone and Internet	98	-
Translation Services	4,200	3,597
Travel Expenses	14,723	36,687
TOTAL EXPENSES	944,169	810,521
OPERATING INCOME (LOSS)	(780,134)	(770,902)
OTHER INCOME/EXPENSES		
Interest Expenses - accrued	166,137	124,443
INCOME (LOSS) FROM CONTINUING		
OPERATION BEFORE INCOME TAXES	(946,270)	(895,345)
PROVISION FOR INCOME TAX - Note 2	-	-
NET INCOME (LOSS)	$ (946,270)	$ (895,345)

Vertual Immersive Educational Worlds, Inc.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME (LOSS)	$ (946,270)	$ (895,345)
ADJUSTMENTS TO RECONCILE NET INCOME		
TO NET CASH PROVIDED BY OPERATIONS:		
Depreciation	772	772
Incr. (Decr.) in Credit card payable	(14,594)	45,961
Incr. (Decr.) in Accrued interest payable	(121,111)	121,111
Incr. (Decr.) in Loan from shareholders	(2,812,990)	781,525
TOTAL ADJUSTMENTS	(2,947,924)	949,370
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(3,894,194)	54,024
CASH FLOWS FROM INVESTING ACTIVITIES		
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid in capital	3,840,154	-
Prior Period Adjustment	9,071	-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	3,849,224	-
NET INCREASE (DECREASE) IN CASH	(44,970)	54,024
CASH - BEGINNING	55,983	1,959
CASH - ENDING	$ 11,013	$ 55,983

See independent accountant's review report and accompanying notes.

Vertual Immersive Educational Worlds, Inc.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 1 - GENERAL

Vertual Immersive Educational Worlds, Inc. ("the Company"), was incorporated on September 15, 2014 in the state of Delaware. On Setember 16, 2014, the Company registered as an foreign corporation to the State of Utah.

The Company engaged in business of providing revolutionary language learning platforms through mobile applications, virtual social classroom learning videos and virtual reality.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosed in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Furniture and Equipment

Furniture and equipment are stated at cost. The cost of furniture and equipment are charged against income over their estimated useful lives, using the straight line method of depreciation. Repairs and maintenance, which are not considered betterment and do not extend the useful life of property and equipment, are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation and amortization

Depreciation and amortization of furniture and equipment are provided using the straight line method over the estimated useful lives of the assets, which range from five to seven years.

Depreciation and amortization expenses amounted $772 and $772 for the years ended December 31, 2018 and 2017.

Accounts Receivable & Allowance for Doubtful Accounts

Accounts receivable consists of amounts billed to cumtomers for purchase for which payment has not yet been received. Due to the nature of business, no accounts receivable and allowance for doubtful accounts were recognized for the reporting periods of these financial statements.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables. The Institution places cash in high credit quality financial institutions, which limits the amount of credit exposure. Concentrations of risk with respect to receivables is limited due to the online business nature. The management of the Company believes no significant credit risk exists for the reporting period of these financial statements.

Revenue Recognition

The Company recognizes revenue when payment is tendered at the point of sale.

Advertising and Marketing Costs

The Company expenses advertising and marketing costs as they are incurred. Annual advertising and marketing expenses totaled $266,556 and $85,199 in 2018 and 2017, respectively.

Income Taxes

The Company computes income taxes using the asset and liability method, under which deferred income taxes are recognized based on the differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which the Institution expects the temporary differences to reverse. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date. As of reporting dates, the company recognized no deferred tax assets or liabilities.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and Cash equivalents consist of the following:

	2018	2017
Cash in bank - Zions Bank	$ 11,013	$ 55,983
Total	$ 11,013	$ 55,983

NOTE 4 - FURNITURE AND EQUIPMENT - NET

Furniture and equipment consist of the following:

	2018	2017
Furniture & Equipment	6,000	6,000
Less: Accumulated depreciation	5,614	4,842
Total Funiture & Equipment, net	$ 386	$ 1,158

NOTE 5 - LONG-TERM LIABILITIES

The Company's long-term liabilities are as follows:

	2018	2017
Interest Payable - accrued	-	121,111
Loan from Shareholders	-	2,812,990
Total Long-term Liabilities	$ -	$ 2,934,102

NOTE 6 - STOCK HOLDERS' EQUITY

The Company is authorized to issue 10,000,000 shares of common stock. As of December 31, 2018 and 2017, 4,476,062 shares were issued and outstanding.

On December 31 ,2018, the company converted loan from shareholders and related accrued interests into the additional paid in capital account. The total amount of conversion was $3,840,153.64.

In 2014, the Company adopted an equity incentive plan and stock options as of December 31, 2018 are summarized as follows:

	Shares
Options outstanding	539,868
Options available	574,339
Total Equity Incentive Plan	1,114,207

Vertual Immersive Educational Worlds, Inc.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

NOTE 7 - RELATED PARTY TRANSACTIONS

Shareholders made multiple loans to the Company to fund the Company's operating expenses and the aggregated amount of loans and unpaid accrued interests was $3,840,153.64 on December 31, 2018. Effective as of December 31, 2018, shareholders, with the agreement of the board, made a contribution to the capital of the Company's loans in full satisfaction and discharge of the loans. The total amount of contribution made was $3,840,153.64 and it was applied in the Company's financial statements as capital account of additional paid in capital.

The Company has no other reportable related party transactions except above stated transactions of loans from shareholders and accrued interests.

NOTE 8 - SUBSEQUENT EVENTS

Management of the Company has evaluated material events or transactions subsequent to December 31, 2018 through March 6, 2019, the date these financial statements were available to be issued, and determined that there was no material subsequent event that would be reported in the financial statements.